DATE: 9 October, 2006

TRADING SYMBOLS;

TORONTO AND OSLO - CRU

FRANKFURT - KNC

OTC, BB, OTHER – CRUGF

N E W S   R E L E A S E

Financial Results for the Year Ended June 30, 2006

LONDON, United Kingdom, October 9, 2006 - Crew Gold Corporation (“Crew” or “the Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB-OTHER: CRUGF.PK)

A Conference Call will take place today at 8.00am UK Time, 9.00am Norwegian Time.

Dial in Number: +44 (0)1296 317500

Passcode: C 943506

The Company reports on its year of acquisition and development, the following highlights:

➢

Successful acquisition of 100% of Guinor Gold Corporation and its LEFA Corridor gold project in Guinea;

➢

Successful acquisition of 73% of Apex Mining Company and its Masara gold mine in the Philippines with its associated Philippine partner;

➢

Improved operations at Nalunaq Gold Mine in Greenland;

➢

Acquisition of new exploration and development opportunities;

➢

Building of a World Class Management Team;

➢

Continued support from Shareholders and Capital markets

OVERVIEW

Crew’s stated strategy for 2006/2007 is to become a mid tier producer. Following the acquisition during 2006 of the Lefa Corridor Gold Project (“Lefa”) in Guinea and 72.87% of the Masara Mine (“Masara”) in the Philippines with its associated Philippine partner, management believes it has secured the assets to achieve its strategic target during 2007.

Masara and Lefa will join Crew’s producing gold asset, Nalunaq Gold Mine (“Nalunaq”) in Greenland to create a portfolio of gold assets with targeted annual production rate of approximately 500,000 to 550,000 ounces. These operations have the following annual production rate targets for 2007:

•

Lefa

320,000 to 350,000 ounces

•

Masara

120,000 to 140,000 ounces

•

Nalunaq

80,000 to 100,000 ounces

Fiscal 2006 was a year of acquisitions, expansion and development for the Company. Following the acquisition of Lefa and Masara, management’s focus has been to develop these projects so that their full potential will begin to be realized during 2007. Management believes that the Company has a strong platform to expand reserves and resources and to advance to its next goal of becoming a one million oz gold producer with over 10 million ounces in reserves and resources.

FINANCIAL RESULTS

The financial results for fiscal year 2006 reflect the cost of financing and developing the Lefa and Masara projects and the increased cost of building a much larger world class organization to manage and operate the Company’s significantly expanded asset base, in preparation for the targeted five-fold increase in the Company’s production rate in 2007.

The Company’s EBITDA for fiscal 2006 is $0.8 million (2005 - $3.0 million), due to the additional general and administration costs with respect to Lefa and Masara and the delayed shipment from Nalunaq in the fourth quarter of fiscal 2006. The 2006 fiscal year loss is $35.6 million (2005 - $9 million), of which $32.9 million is directly related to the build up of the Lefa and Masara projects, including interest and financing charges, currency losses on NOK denominated borrowings, additional general and administrative costs and depletion and depreciation charges.

Non-cash items in fiscal 2006 are $22.7 million, represented by $12.9 million in unrealised foreign currency translation adjustments and $9.8 million of depletion and depreciation charges.

The details of the $32.9 million of directly related Lefa and Masara costs are described below;

•

Foreign exchange losses representing non-cash items relating principally to the difference, for reporting purposes, upon translation of the amount of the Company’s bond financing denominated in Norwegian kroner (“NOK”) into United States dollars - $12.9 million;

•

Interest and finance charges relating to the bond financing undertaken to acquire Guinor Gold Corporation and to develop the Lefa and Masara properties - $9.2 million;

•

Incremental administration, office and general costs relating to operating offices at Lefa and Masara and the increased travel, insurance, consultant, staff and overhead costs incurred at the corporate office - $8.0 million;

•

Non-cash depletion and depreciation on the acquired Lefa and Masara mining property and equipment - $2.8 million.

The increase in the administration, office and general fees over fiscal 2005 of $8.0 million reflects the controlled and expected build-up of worldwide operations necessary to manage the requirements of a 500,000+ ounce producer.

GOLD ASSETS

Acquisition and Development of Lefa Corridor Gold Project

Acquisition

On October 17, 2005 the Company acquired Guinor Gold Corporation (“Guinor”). Guinor operates the Lefa Corridor Gold Project in Guinea.  Lefa has operated for over 11 years as a heap leach operation and is converting to a CIP Plant through a $169 million expansion scheduled for commissioning in December 2006.

CIP Plant Expansion

The installation of the CIP plant expansion at Lefa has progressed on schedule during the year. Construction were approximately 50% complete at the end of June 2006 and approximately 80% complete at the end of September 2006. Commissioning is scheduled to start at the end of October 2006 and to be complete by the end of December 2006. The total cost incurred to date is $128 million including costs incurred prior to acquisition and the expected costs to complete are $41 million. When the plant is completely operational, the annual production rate is targeted to produce 320,000 to 350,000 oz/year with an estimated cash cost of US$240-280 per ounce before royalties based upon current reserve grade of 1.7 g/t. The Company has recently reported drill results with substantially higher grades than the historic reserve grade. Based on these recent results, an aggressive exploration program has been launched with the target of doubling the present reserve and resource base at Lefa.

Acquisition and Development of Masara Mine

Acquisition

The Company’s principle gold asset in the Philippines is the Masara Gold Mine (“Masara”).  The Company acquired its interest in Masara through its acquisition, with its associated Philippine partner, of approximately 72.87% of Apex Mining Company Limited.

Plant and Infrastructure

During the year, the Company commenced refurbishment of the existing 500 tpd processing plant (Phase 1) and commenced the design and preliminary construction work for an additional 2,400 tpd processing plant (Phase 2), which will provide a total plant capacity of 2,900 tpd.  Commissioning of the refurbished 500 tpd plant is anticipated in the fall of 2006 and for the new plant in the second quarter of 2007. Once fully commissioned, the Masara operation is anticipated to have the capacity to process 2,900 tpd of ore which is expected to produce between 180,000 and 200,000 ounces of gold and 300,000 to 400,000 ounces of silver annually.

The capital budget for the refurbishment of the existing 500 tpd plant and construction of the 2400 tpd plant is currently estimated to be approximately $60-70 million. In addition, the estimated costs over the next 18 months for extensive underground development and infrastructure and a much expanded exploration program is $20-30 million.

Nalunaq

Operations

The Company is pleased to report that the average grade of gold produced for the year was     19.0 g/t compared to 15.9 g/t for 2005 a 19.5% improvement.

Management believes the implementation of its previously announced first phase of the optimisation programme relating to reducing dilution has contributed to these improvements. The second phase of the mine optimisation programme has been to review the mining equipment to ensure a sustainable balance between mine development and stope production to increase production rates. The Company has placed orders and began receiving additional equipment that will lead to further improvements in mining efficiencies and production rates that should be realised in last half of calendar 2006.

The Company’s existing processing arrangement is expected to terminate at the end of calendar 2006. The Company is examining other alternatives for the long term processing for its ore, including the preferred acquisition of a processing plant that will be owned and operated by the Company.

CREW MINERALS (NON-GOLD ASSETS)

The Company’s non-gold assets held by its wholly owned subsidiary, Crew Minerals A/S (“Crew Minerals”) include:

•

Mindoro Nickel Project located on Mindoro Island in the Philippines.

•

Hurdal molybdenum deposit located approximately 90 km north of Oslo, Norway.

•

Pamplona sulphur deposit located on the island of Negros in the Philippines.

•

A royalty interest in the Seqi Olivine project located in Greenland.

Crew Minerals has been successful during the year in acquiring

•

A property with diamond potential in Greenland that covers over 2000 sq kilometres and

•

an option to acquire 95% of the shares in Daguma Agro Minerals Inc (“DAMI”) which holds the Daguma Coal Project in the Philippines.

The Company is in the process of listing Crew Minerals A/S separately on the Oslo Stock Exchange and expects to conclude this process by the end of the calendar year.

OPERATIONAL REVIEW

Gold Production

Nalunaq Gold Mine:  Results from Mining

During the quarter $0.6 million (2005: $0.8 million) was spent on further development of the mine and the total expenditure for the year was $2.4 million (2005: $3.2 million).  Ore production for the fourth quarter was 33,223 tonnes, an average of approximately 365 tonnes a day, and for the year was 123,763 tonnes representing an average of 339 tonnes per day.  This in line with expectations given the higher level of development undertaken on the mine’s infrastructure in the period and the increased focus on achieving higher quantities of higher grade ore.  The daily production target when the new equipment is utilized will be in excess of 500 tpd.

For the 2006 year’s production at Nalunaq, 145,419 tonnes (2005: 111,741 tonnes) of ore have been shipped for processing and gross gold production totals 74,732 ounces (including gold produced from the delayed shipment) (2005: 55,975 ounces) which represents a head grade of 19.0 grammes per tonne (2005: 15.9 grammes per tonne). This represents an improvement in head grade of 19.5%. After tailings and efficiency fees, 57,960 ounces of gold were sold in the year with a gross value of $29.9 million.  This compares to 52,866 ounces of gold sold in the prior year with a gross value of $23.0 million.  After accounting for annual processing costs of $4.1 million (2005: $4.5 million), net sales of $25.8 million (2005: $18.5 million) have been realised for the year under review.

Owing to prevailing ice conditions, at the end of the fourth quarter of fiscal 2006, access to the fjord entrance leading to the mine harbour was not navigable. Consequently the arrival of the ore ship was delayed by 11 days. 42,386 tonnes of ore was shipped for processing on 28th June 2006 and the ship had clear passage. The ore was offloaded in early July at which point title to the ore passed to Rio Narcea.  As a result of this delay, the June shipment is required to be recognized as a sale in the next financial year even though the ore was produced in 2006

Management is pleased with the increased tonnage of ore produced in the year and the higher grade of gold achieved.

Lefa Gold Mine: Results from Mining

During the fiscal year, management decided to continue the Lefa heap leach operation, in spite of high costs, as it was necessary to keep key plant personnel employed until they can be transferred to the new CIP plant.  The quantity of ore processed could have been increased during the year however it was decided to process only enough ore to generate cash to cover operating costs.  The balance of the ore was stockpiled for processing through the higher recovery CIP process.

Ore mined from the Lero pit in the period since the acquisition of Guinor totalled 317,257 tonnes at a grade of 2.88 g/t, containing 29,426 ounces. This was supplemented with 115,262 tonnes at a grade of 0.94 g/t, containing 3,498 ounces moved from the low-grade stockpiles to provide additional material for the heap leach operation.

Gold sold in the period since acquisition was 20,646 ounces. Total revenue from gold sales amounted to US$11.9m and the average price realized was US$576 per oz.

Gold production from the heap leach operation in calendar year 2006 is expected to be approximately 52,000 ounces at an average cash cost of approximately US$400/oz. Management will continue to review production plans to ensure that existing operations are self-sustaining whilst preserving as much of the high grade mine reserves as possible for the more profitable CIP Plant expansion project.

Masara Mine

There was no production from Masara as it has been under construction since acquisition. The first stages of commissioning the 500 tpd plant occurred at the end of September 2006

Barberton Mines Limited

In order to focus on its development and managed projects, the Company chose to dispose of its interest in Barberton subsequent to June 30, 2006. The gain on the sale, to be recorded in the first quarter of fiscal 2007, was approximately $7 million

RESULTS FROM OPERATIONS FOR THE QUARTER ENDED JUNE 30, 2006

For the three months ended June 30, 2006, the Company reported mineral sales of $5.4 million (2005-$2.1 million). This amount is less than anticipated because of a delay in shipping the fourth campaign for the year from Nalunaq due to prevailing ice conditions. Direct costs for the fourth quarter were $4.3 million thereby generating a positive gross margin for the fourth straight quarter.  Depletion and depreciation, which is a non-cash measure, increased from $1.9 million to $6.3 million for the quarter primarily due to an additional charge relating to depletion on the Lefa resource mined based on the acquisition price.

Interest and finance charges expense for the fourth quarter were $5.0 million (quarter ended June 30, 2005 - $0.7 million) due to the increased interest and financing costs incurred to finance the acquisition of Guinor Gold Corporation.

Administration expenses increased from $1.5 million in the fourth quarter of 2005 to $5.5 million for the fourth quarter of 2006 reflecting the ramp up of staff and costs necessary to build a much larger world class organization to manage and operate the Company’s significantly expanded asset base in preparation for the anticipated five fold increase in production in 2007.

The Company also reported a $16.4 million translation loss on foreign exchange for the quarter compared to a $5.4 million gain for the same quarter in 2005. These gains and losses represent non cash items relating to the difference, for reporting purposes, upon translation of the amount of the Company’s debt denominated in Norwegian kroner (“NOK”) into United States dollars.

RESULTS FROM OPERATIONS FOR THE YEAR ENDED JUNE 30, 2006

Fiscal year 2006 and the remainder of calendar year 2006 are periods of acquisition, expansion and development for the Company.  Subsequent to the acquisition of Masara and Lefa, management’s focus has been to take all necessary steps of both sites so that a five fold increase in the Company’s gold production can commence during 2007.

The financial results for fiscal year 2006 and for the remainder of the calendar year 2006 reflect and will reflect the cost of financing Lefa and Masara and the increased costs of building a much larger world class organization to manage and operate the Company’s significantly expanded asset base in preparation for commencement of full production in 2007.

The Company reported EBITDA for the year of $0.8 million compared to $3.0 million in 2005. This decrease is due the increase in general and administrative expenses caused by the increase in staff during the preproduction ramp up of the Lefa and Masara operations.

The Company reported a net loss for the year of $35.6 million ($0.13 per share) compared to a net loss of $9.0 million ($0.05 per share) for the previous year.  Non-cash items, including foreign exchange translation adjustments (arising from the translation of the Company’s NOK denominated debt to U.S. dollars for reporting purposes) and depletion and depreciation expense (due primarily to Lefa) account for $15.1 million.  Of the $12.9 million in unrealised translation losses for the year, the Company expects the majority to reverse as a non-cash, unrealized foreign exchange gain in the first quarter of fiscal 2007 owing to the subsequent weakening of the Norwegian krone against the US dollar.

An additional $7.7 million of the increase is attributed to the increased interest and financing costs incurred to finance the acquisition and development of the Lefa and Phase 1 Masara assets.  Also contributing to the loss was increased general and administrative expenses of $8.0 million relating to the cost of increased staffing and building a world class organization to manage the Company’s expanded asset base.

Interest and financing charges for fiscal 2006 were $11.9 million compared to $4.2 million in fiscal 2005 due to the increase in debt used to finance the acquisitions and expansions.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2006 the Company’s main source of liquidity was unrestricted cash of $82.5 million (June 30, 2005 - $36.7 million).  At June 30, 2006, the Company’s consolidated working capital comprising cash, restricted cash, accounts receivable, prepaids, inventories, and less accounts payable was $75.7 million (June 30, 2005 - $36.2 million). The increase in working capital arises as a direct result of the cash received in respect of the bond and share issuances to finance the Lefa and Apex projects and Guinor group acquisition and the assumption of its creditors.

To facilitate maximum growth by significantly expanding the Lefa regional exploration program, expanding the Masara underground development and Phase 2 of the processing facility, and the possible acquisition of a processing plant for Nalunaq and an acquisition of a minority holding in Apex, and to have sufficient working capital to meet the growth over the next months, the Company will pursue an equity financing prior to December 31, 2006.

OUTLOOK

Fiscal 2006, the balance of calendar year 2006, and part of 2007, has been, and will be, a period of expansion and development for Crew.  The Company’s primary objectives have been to expand and develop Lefa and Masara, ready for commencement of production in 2007, while maximizing returns from its other production assets and continuing to add value by developing exploration projects.

Management believes that the Company will meet its stated goal of realizing mid tier producer status in 2007 and that the Company will have a strong platform to expand reserves and resources and to advance to its next goal of becoming a one million oz gold producer with over 10 million ounces in reserves and resources.

The implementation of the expansion at Lefa, including the CIP plant, continues on schedule.  The Kelian plant has now been substantially reassembled.  The first two deliveries of new mining fleet has been received and the remainder is expected imminently. The civil construction work on the plant site and mine development work are now well advanced. When operational, output is forecast at more than 350,000+ounces per year at a reserve grade of 1.7 g/t.

Encouraging drilling results have been obtained from the Fayalala, Lero-Karta, Camp de Base and Kankarta deposits and from the Sikasso and Banora Prospects.  Results at Fayalala are immediately east of the pit and should be captured by an extension to the current pit design.  These grades are substantially higher than the current reserve grade for the Fayalala ore bodies of 1.4 g/t Au.  These recent results are complemented by an increase in measured and indicated resources of 0.44 million ounces which moved from 3.40 million ounces to 3.84 million ounces.

Based on these encouraging results, the Company will allocate further funds to aggressively explore both the Lefa Corridor and the regional potential with a target to double the resource and reserve base over the next 2 to 3 year period.  This would be a similar outcome to that from the intensive exploration program conducted in preparation for the Bankable Feasibility Study completed in 2004.  Priority will be given to targets within trucking distance from the existing plant and targets with higher grade potential.

For the coming fiscal year, the Company has allocated approximately $6 million for exploration within and around the existing resources in the Lefa corridor and a further $2.3 million for regional exploration over the remaining concession and exploration permits.

The ensuing months at Masara will see accelerated mine development as new mining equipment is delivered and commissioned. The annual targeted production rate for Apex for 2007 is 120,000 to 140,000 ounces increasing to 180,000 to 200,000 ounces in 2008.  The Company is encouraged by further high value potential of the Masara Mine which was not immediately apparent at the time of acquisition.  This relates to the potential for increased overall tonnage and resources available and potential increased mining width that will allow for increased production.

These additional targets/projects will be assessed during the next 18 to 24 months and include an evaluation of the potential for open pit resources towards the southeast of the property where several major vein sets coalesce and an assessment of the potential to increase mining widths by capturing the mineralised alteration selvedges which have been indicated by historical sampling information for some veins such as Maligaya.  Recent underground sampling appears to support this historical data and based on the historical information, the Company made provision in the new plant layout to enable an expansion beyond the initial design capacity of 2,000 to 2,900 tonnes per day with minimal disruption.

Work has yet to commence on the assessment of the porphyry copper-gold targets located on the property.  A 1980 feasibility study identified a significant resource at the Masara deposit that has not been included in the historical reported resources.  The Company has received interest from several copper operators to investigate the copper potential on the property and it is expected that a programme to assess these targets will commence during 2007.

The Nalunaq operation has achieved a solid platform from which to deliver improved performance.  Delivered grades have improved approximately 19% from the previous year. Management believes improvements seen in Nalunaq’s results will continue, particularly through the continued implementation of the mine optimisation project and associated cost reductions. The second phase of the mine optimisation programme has been to review the mining equipment to ensure a sustainable balance between mine development and stope production in order to increase production rates.  The Company has begun receiving additional equipment in the form of an additional long-hole drill rig, scoops, and underground trucks with larger 20 tonne capacity together with ancillary mobile equipment. Further improvements to mining efficiencies and production rates should be realised in last half of 2006 as this equipment is delivered to site and the underground equipment workshop is commissioned in late calendar 2006.

All non-gold projects are held by Crew Minerals AS, a wholly owned subsidiary.  With all non-gold projects the Company’s strategy has been until recently, unlike gold projects, to take little, or no, financial and operational risk.  In conjunction with the spin-off of Crew Minerals, the strategy has been refined and Crew Minerals will seek to acquire projects in or close to production and to operate those projects.  The Daguma Coal Project fits this strategy.

The key assets in Crew Minerals will initially be the Mindoro Nickel, Seqi Olivine royalty and the Daguma Coal project, given a positive conclusion of the due diligence process.  However, the Hurdal molybdenum project, Pamplona Sulphur, the latest diamond exploration licence in Greenland and a number of other exploration licences all represent further potential value for Crew Minerals.

Management believes the Mindoro Nickel Project represents significant growth potential and value.  Considerable work has been performed on the Mindoro Nickel project in the quarter.  The Company has now completed the collection of a quantitative bulk sampling for metallurgical testing in Lakefield laboratories in Perth Australia, by intensive drilling of three representative areas.  The test work will define critical parameters of the leach processing for both limonite and saprolite ore-types.  Plans are being completed for a comprehensive in-fill drilling program in certain parts of the concession where rich saprolite is expected.  The Company has continues with discussions with major industry players regarding the development of the project and is continuing to seek a solution that will give maximum benefit to Crew’s shareholders.

One of the industry’s biggest challenges is to replace and increase its reserves and resources.  Management believes Crew is well positioned to significantly increase its reserves and resources organically and have allocated human, technical and financial resources to produce a substantial increase within the shortest possible time.  We believe the status of the company, with a massive increase in production rapidly approaching and a large exploration upside, makes the company very well positioned to participate in the continued consolidation within the sector.

Jan A Vestrum

President and CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

CREW GOLD CORPORATION
Consolidated Balance Sheets
As at June 30
(Expressed in thousands of United States dollars)

	2006	2005
ASSETS		
CURRENT		
Cash	$ 82,482	$ 36,722
Restricted cash	7,271	1,077
Accounts receivable	4,699	3,147
Prepaid expenses and deposits	1,999	1,085
Inventories and stockpiled ore	25,008	6,043
Investment in Barberton Mines Limited	5,242	6,632
Investment in Golden Star Resources Limited	2,681	-
	129,382	54,706
MINING INTERESTS	551,605	39,420
PROPERTY, PLANT AND EQUIPMENT	107,877	15,966
OTHER MINERAL PROPERTY INTERESTS	2,330	3,456
OTHER ASSETS	13,474	2,196
	$ 804,668	$ 115,744
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 42,825	$ 11,899
Short-term portion of convertible bonds	2,933	-
	45,758	11,899
RECLAMATION AND CLOSURE COST OBLIGATIONS	1,717	570
CONVERTIBLE BONDS	194,567	3,113
OTHER LONG-TERM DEBT	125,993	22,868
CAPITAL LEASE OBLIGATION	-	343
FUTURE INCOME TAXES	134,648	2,717
NON-CONTROLLING INTERESTS	35	940
	502,718	42,450
SHAREHOLDERS' EQUITY		
Share capital	400,057	152,077
Equity component of convertible bonds	15,676	76
Contributed surplus	2,302	548
Cumulative translation adjustment	581	1,663
Deficit	(116,666)	(81,070)
	301,950	73,294
	$ 804,668	$ 115,744

ON BEHALF OF THE BOARD:

"Simon J. Russell"
Simon J. Russell, Director

"Jan A. Vestrum"
Jan A. Vestrum, Director

CREW GOLD CORPORATION
Consolidated Statements of Loss and Deficit
For the years ended June 30,
(Expressed in thousands of United States dollars, except per share amounts)

	2006	2005
MINERAL SALES	$ 37,953	$ 20,366
DIRECT COSTS OF MINERAL SALES	(28,050)	(21,220)
DEPLETION AND DEPRECIATION	(9,762)	(5,632)
	141	(6,486)
EXPENSES		
Administration, office and general	(14,677)	(6,629)
Professional fees	(1,437)	(847)
Stock compensation expense	(1,805)	(326)
	(17,919)	(7,802)
OTHER INCOME (EXPENSES)		
Equity earnings / (loss) from investment in Barberton Mines Limited	831	(221)
Gain on disposals of investments	3,452	9,940
Gain on non-hedge derivatives	214	-
Interest - Convertible bonds and other long-term loans	(8,993)	(3,266)
Other Finance Charges - Convertible bonds and other long-term loans	(2,945)	(910)
Foreign exchange loss	(12,859)	(1,886)
Interest and other income (expenses)	708	(202)
	(19,592)	3,455
LOSS BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTERESTS	(37,370)	(10,833)
RECOVERY OF / (PROVISION FOR) INCOME TAXES	834	(48)
LOSS BEFORE NON-CONTROLLING INTERESTS	(36,536)	(10,881)
NON-CONTROLLING INTERESTS	940	1,916
NET LOSS	(35,596)	(8,965)
DEFICIT, BEGINNING OF YEAR	(81,070)	(72,105)
DEFICIT, END OF YEAR	$ (116,666)	$ (81,070)
LOSS PER SHARE - BASIC AND DILUTED	$ (0.13)	$ (0.05)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC AND DILUTED	281,543,480	167,424,369